CUSIP No. 422-34A-107                                          Page 1 of 9 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20552

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                           HEARTLAND BANCSHARES, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   422-34A-107
                                 (CUSIP Number)

                                David M.W. Harvey
                            Hot Creek Capital, L.L.C.
                              Post Office Box 3178
                           Gardnerville, Nevada 89410
                                 (775) 265-3016
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 13, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 422-34A-107                                         Page 2 of 9 Pages


  1        NAME OF REPORTING PERSON
           HOT CREEK CAPITAL, L.L.C.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [X]
                                                               (b)   [ ]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS
           N/A
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------------------

  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           NEVADA
--------------------------------------------------------------------------------

        NUMBER OF              7    SOLE VOTING POWER
          SHARES                    0
       BENEFICIALLY           --------------------------------------------------
         OWNED BY              8    SHARED VOTING POWER
           EACH                     134,300
        REPORTING             --------------------------------------------------
          PERSON               9    SOLE DISPOSITIVE POWER
           WITH                     0
                              --------------------------------------------------
                               10   SHARED DISPOSITIVE POWER
                                    134,300
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           134,300
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           9.6%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

CUSIP No. 422-34A-107                                         Page 3 of 9 Pages


  1        NAME OF REPORTING PERSON
           HOT CREEK INVESTORS, L.P.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [X]
                                                               (b)   [ ]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS
           WC
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------------------

  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           NEVADA
--------------------------------------------------------------------------------

        NUMBER OF              7    SOLE VOTING POWER
          SHARES                    0
       BENEFICIALLY           --------------------------------------------------
         OWNED BY              8    SHARED VOTING POWER
           EACH                     134,300
        REPORTING             --------------------------------------------------
          PERSON               9    SOLE DISPOSITIVE POWER
           WITH                     0
                              --------------------------------------------------
                               10   SHARED DISPOSITIVE POWER
                                    134,300
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           134,300
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           9.6%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

CUSIP No. 422-34A-107                                         Page 4 of 9 Pages


  1        NAME OF REPORTING PERSON
           DAVID M.W. HARVEY
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [X]
                                                               (b)   [ ]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS
           N/A
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------------------

  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
--------------------------------------------------------------------------------

        NUMBER OF              7    SOLE VOTING POWER
          SHARES                    0
       BENEFICIALLY           --------------------------------------------------
         OWNED BY              8    SHARED VOTING POWER
           EACH                     134,300
        REPORTING             --------------------------------------------------
          PERSON               9    SOLE DISPOSITIVE POWER
           WITH                     0
                              --------------------------------------------------
                               10   SHARED DISPOSITIVE POWER
                                    134,300
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           134,300
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           9.6%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

CUSIP No. 422-34A-107                                         Page 5 of 9 Pages


ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Statement relates is the Common Stock, no par value, ("Stock") of Heartland Bancshares, Inc., an Indiana corporation (the "Issuer"). The Issuer's Stock is traded over the counter and is listed under the symbol "HRTB." The principal executive offices of the Issuer are located at 420 North Morton Street, Franklin, Indiana 46131.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Hot Creek Capital L.L.C. (the "General Partner"), (ii) Hot Creek Investors, L.P. ("Investors"), and (iii) David M. W. Harvey, the principal member of the General Partner ((i), (ii), and (iii) being collectively, the "Filing Persons"). The Stock which is the subject of this
Schedule 13D is held by Investors. The other Filing Persons are joining in this
Schedule 13D because they exercise voting and investment power over the Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of May 13, 2003, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

         (b) The residence or business address of each of the Filing Persons is:

             Post Office Box 3178
             Gardnerville, Nevada 89410

         (c) Investors is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a Nevada limited liability company, is the general partner of the Partnership. The General Partner is charged with management of the day-to-day affairs of the Partnership. The principal member of the General Partner is David M. W. Harvey. Each of the Filing Persons conducts their business from Post Office Box 3178, Gardnerville, Nevada, 89410.

         (d) and (e) During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

         (f) Investors and the General Partner are organized under the laws of the state of Nevada. David M. W. Harvey is a citizen of the U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price of the Stock covered by this statement is $1,085,045. Investors purchased the Stock which is the subject of this Schedule 13D in an

CUSIP No. 422-34A-107                                         Page 6 of 9 Pages

account carried at Banc of America Securities, LLC. No borrowed funds were used to purchase such Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of the shares of Stock by Investors is to profit from appreciation in the market price of the Stock through the assertion of shareholder rights and influencing the policies of the Issuer. The Filing Persons believe the Issuer should explore strategic alternatives, including the possibility of a sale to, or merger with, another financial institution.

         The Filing Persons may make further purchases of shares of Stock. The Filing Persons may dispose of any or all the shares of Stock held by them, although they have no current intention to do so. To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Filing Persons have such a purpose. Except as noted in this Schedule 13D, no Filing Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item
(4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 1,394,174, reported as the number of outstanding shares as of March 14, 2002, on the Issuer's Annual Report on Form 10-K filed on December 31, 2002. All purchases and sales of Common Stock reported herein were made in open market transactions in the over-the-counter market.

(A)      Hot Creek Capital L.L.C.

         (a)-(b)  See cover page.

         (c) Hot Creek Capital L.L.C. has made no transactions in Stock in the last 60 days.

         (d) Because he is the managing member of Hot Creek Capital L.L.C., and the general partner of Hot Creek Investors, L.P., Mr. Harvey has the power to direct the affairs of Hot Creek Capital L.L.C., including the voting and disposition of any shares of Stock held in the name of Hot Creek Capital L.L.C. Therefore, Mr. Harvey is deemed to have voting and disposition power with regard to any such shares of Stock.

(C)      Hot Creek Investors, L.P.

         (a)-(b)  See cover page.

CUSIP No. 422-34A-107                                         Page 7 of 9 Pages


         (c) Hot Creek Investors has made the following purchases of Common Stock during the last 60 days.

                                 Date               Shares          Price/Share ($)        Total Cost ($)
                                 ----               ------          ---------------        --------------
                               4/29/2003            21,700                8.25                 179,040

         (d) Because he is the managing member of Hot Creek Capital L.L.C., and the general partner of Hot Creek Investors, L.P., Mr. Harvey has the power to direct the affairs of Hot Creek Investors, L.P., including the voting and disposition of any shares of Stock held in the name of Hot Creek Investors, L.P. Therefore, Mr. Harvey is deemed to have voting and disposition power with regard to any such shares of Stock.

(D)      Mr. David M.W. Harvey

         (a)-(b)  See cover page.

         (c)      Mr. Harvey has made no purchases of Stock directly.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Neither of Investors, the General Partner, or Mr. Harvey has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the Stock that is the subject of this Schedule 13D, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The shares of Stock that are the subject of this Schedule 13D were not acquired on margin.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit           Description
         ---------         -----------
         A                 Joint Filing Agreement.

CUSIP No. 422-34A-107                                         Page 8 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 13, 2003

                           HOT CREEK CAPITAL, L.L.C.

                           By:  /s/ David M.W. Harvey
                                Managing Member

                           HOT CREEK INVESTORS, L.P.

                           By:  HOT CREEK CAPITAL, L.L.C.
                                General Partner

                           By:  /s/ David M.W. Harvey
                                Managing Member

                                /s/ David M.W. Harvey
                                David M.W. Harvey

CUSIP No. 422-34A-107                                         Page 9 of 9 Pages

                                    Exhibit A
                                    ---------

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D

                              ---------------------

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:    May 13, 2003

                           HOT CREEK CAPITAL, L.L.C.

                           By:  /s/ David M.W. Harvey
                                Managing Member

                           HOT CREEK INVESTORS, L.P.

                           By:  HOT CREEK CAPITAL, L.L.C.
                                General Partner

                           By:  /s/ David M.W. Harvey
                                Managing Member

                                /s/ David M.W. Harvey
                                David M.W. Harvey